Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF

CORGENIX MEDICAL CORPORATION

1.             SECTION 9 of ARTICLE III is hereby amended and restated and shall read as follows:

“SECTION 9 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS; POSTPONEMENT OF MEETINGS.

A.            Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions.  When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.  At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.  If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

B.            The Board of Directors may postpone or reschedule any previously scheduled stockholder meeting for any reason.

C.            In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in Article III, Section 5 of the Bylaws.”

2.             SECTION 10 of ARTICLE III of the Bylaws is hereby amended by adding the following sentence to the end of that Section:

“Notwithstanding the provisions of Nevada Revised Statute 78.320, no action required or permitted by the stockholders may be taken by written consent.”